[CANACCORD GENUITY INC. LETTERHEAD]

August 8, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Amanda Ravitz, Assistant Director

Re:                               Sunshine Heart, Inc.

Registration Statement on Form S-1

File No. 333-182727

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins Sunshine Heart, Inc. (the “Company”) in requesting that the effective date of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the Registration Statement will be declared effective on August 9, 2012, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

The undersigned wishes to inform you that, pursuant to Rule 460 under the Act, it will provide to each underwriter and dealer who it is reasonably anticipated will be invited to participate in the offering of shares of the Company’s common stock pursuant to the Registration Statement as many copies of the Preliminary Prospectus, dated August 1, 2012, as appears to be reasonable to secure adequate distribution of such Preliminary Prospectus.  The undersigned also wishes to advise you that approximately 200 copies of the Preliminary Prospectus have been distributed between August 1, 2012 and August 7, 2012 to prospective underwriters, institutional investors and others.

The undersigned, as representative of the several underwriters, is, and each underwriter and dealer has advised the undersigned that it is, aware of its obligations under Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely yours,
Canaccord Genuity Inc.

As representative of the several underwriters

CANACCORD GENUITY INC.

By:	/s/ Matthew C. Steere
	Name:	Matthew C. Steere
	Title:	Managing Director